CZD
中正達

中正達會計師事務所
Centurion ZD CPA & Co.
Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.
香港紅磡 德豐街 22 號 海濱廣場二期 13 樓 1304 室
Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

February 28, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Zhong Yuan Bio-Technology Holdings Ltd (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to the paragraphs under "Dismissal of Previous Independent Registered Public Accounting Firm", as part of the Form 6-K of Zhong Yuan Bio-Technology Holdings Ltd, dated February 28, 2022. We agree with the statements concerning our firm contained therein.

Very truly yours.

Centurion ZD CPA & Co.
Certified Public Accountants
Hong Kong